Wells Fargo Securities, LLC

550 South Tyron Street

Charlotte, North Carolina 28202

January 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Alberto H. Zapata
Senior Counsel

Nuveen Preferred and Income 2022 Term Fund

Registration Statement on Form N-2

File Nos. 333-214066; 811-23198

Dear Mr. Zapata,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen Preferred and Income 2022 Term Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on January 26, 2017, or as soon thereafter as practicable.

Sincerely,

Wells Fargo Securities, LLC

As Representative of the several Underwriters

By:	/s/ Jerry Raio
Name: Jerry Raio
Title: Managing Director